Exhibit 2.2

        www.robino.com • www.ssifund.com

        Frank Robino, Jr. Corporate Center • 6 Larch Avenue • Suite 301 • Wilmington, DE 19804 • 302.995.7011 • FAX 302.995.1539

January 25th, 2006

Investors Capital Holdings, Ltd.

Attn: Mr. Timothy B. Murphy

230 Broadway East

Lynnfield, MA 01940-2320

Dear Mr. Murphy:

Thank you for your reply by letter dated January 12, 2006 to my original correspondence dated December 30, 2005, regarding our concerns with Investors Capital Holdings, Ltd. (“ICH”) and its subsidiaries. ICH’s stated concern for our views is appreciated. Nevertheless, we remain extremely concerned about ICH’s direction. We look forward to learning more about ICH’s “business plan and ongoing growth agenda”.

Robino Stortini Holdings, LLC (“RSH”) is very serious about our investment in ICH. We feel strongly that every effort should be made towards achieving ICH’s ultimate goal, which is increasing shareholder value. In our opinion there are a few matters which hinder ICH from maximizing shareholder value.

I would like to take you up on your offer and schedule a time to discuss your business plan and the company’s prospects for growth. I understand you would be willing to discuss these matters via telephone, but I would much rather discuss these matters in person at ICH’s corporate office in Lynnfield. I have no reservations about traveling to Massachusetts to meet with you.

When we meet, in addition to discussing the Company’s business plan, I would like to discuss the following topics:

•	What ICH’s intentions are with the large amount of cash it currently has on hand.

•	Further details with regards to the “Golden Parachute” employment agreements for both yourself and Mr. Charles (which we understand were amended in June 2004).

•	Certain operating cost considerations.

In addition, I would like to discuss Mr. Charles’ future with the Company. As you know, Ted Charles owns 60% of the outstanding shares of the company and Mr. Charles is approaching retirement age. I would like to know if the Board has considered whether Mr. Charles may retire and if so, what are the Board’s plans for the future of the company without Mr. Charles? I am not suggesting that Mr. Charles should or will retire. I am just trying to understand the future plans of the organization, should Mr. Charles no longer lead it.

Once again, thank you for your prompt response. I believe that ICH is a strong company and should be a sound investment. I would greatly appreciate if you could please contact me at (302) 995-7011 ext. 114 at your earliest convenience, to arrange a time to meet.

Sincerely,

/s/ Michael A. Stortini
Michael A. Stortini
Principal
Robino Stortini Holdings, LLC

RSH Robino Stortini Holdings, LLC • www.robino.com • www.ssifund.com

Frank Robino, Jr. Corporate Center • 6 Larch Avenue • Suite 301 • Wilmington, DE 19804 • 302.995.7011 • FAX 302.995.1539